Mail Stop 3561

November 25, 2009

D. Michael Cockrell
Chief Financial Officer
Sanderson Farms, Inc.
127 Flynt Road
Laurel, Mississippi 39443

> **Re: Sanderson Farms, Inc.**
> **File No. 001-14977**
> **Form 10-K: For the fiscal year ended October 31, 2008**

Dear Mr. Cockrell:

We have reviewed your October 28, 2009 correspondence and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended October 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 24

1. Per your response to our prior comment number 2, you plan to continue to analyze each component of your reported cost of sales and to disclose in future filings all factors that you believe have either materially impacted or become material to cost of sales. We note further that you currently do not believe that factors other than changes in sales volume and changes in the cost of feed grains warrant additional disclosure, as your cost per pound of poultry sold does not vary materially from quarter to quarter. In this regard, we acknowledge that certain categories of expenses that are included in cost of sales may not materially impact the amount of cost that you recognize per pound of poultry sold (i.e., unit cost).

However, we note that changes in the absolute amount of cost recognized for those expense categories can materially impact your reported costs of sales and, therefore, may warrant quantification and discussion in MD&A. For example, based upon your disclosures on page 12 of your Form 10-K for fiscal year 2008 and page 11 of your Form 10-K for fiscal year 2007, it appears that the size of your hourly workforce increased approximately 11.7% between October 31, 2007 and December 11, 2008. If this increase to the size of your hourly workforce resulted in a material increase in your cost of sales reported for fiscal year 2008, we believe that you should disclose such fact – particularly as additional labor costs attributable to your larger workforce could have a continuing impact on your reported results, even if sales volume were to decline in future periods. Furthermore, we note that you may recognize costs that fluctuate indirectly with changes in sales volume, but may warrant separate quantification and disclosure, as such costs are not necessarily a component of unit cost. For example, if shipping and handling costs increased significantly in fiscal year 2008 in connection with the significant increase in your sales volume, the increase in such costs may warrant separate quantification and disclosure in MD&A. Based upon the examples cited above, please re-evaluate whether additional components of your costs of sales should be discussed in your MD&A in future filings and revise your disclosure, as appropriate. In addition, please provide your proposed expanded disclosure as part of your response.

Liquidity and Capital Resources, page 28

2. Refer to the expanded MD&A disclosure that you proposed in response to our prior comment number 3. We acknowledge that your discussion of your company's liquidity and capital resources has been significantly improved. However, we note that your proposed disclosure regarding the period-to-period changes in your company's operating cash flows primarily discusses the items that reconcile your reported net income to your reported cash flows from operations. In this regard, you have only provided a limited analysis of how the factors that have impacted both the reconciling items presented in your statement of cash flows and your reported results have directly impacted your company's cash inflows and/or cash outflows. For example, we note that your comparative discussion of your company's operating cash flows for fiscal year 2008 and fiscal year 2007 discusses (i) the changes in certain non-cash reconciling items, such as depreciation and deferred tax assets, (ii) increases in feed grain prices and the related decrease in your reported net income for fiscal year 2008, and (iii) the increase in your inventory balance as of October 31, 2008, as compared to October 31, 2007, due to increases in the cost of feed grains and additional units of inventory at your new complex in Waco, Texas. However, we believe your disclosure could be enhanced by revising or expanding the context of your discussion to directly address the impact that changes in your costs and your revenues have had on actual cash payments and cash receipts – that is, as opposed to only discussing the impact of such factors on your reported net income and/or

your balance sheet accounts. For example, we believe that your current disclosure regarding (a) increases in the cost of feed grains during fiscal year 2008, which were not offset by corresponding increases in the selling prices of your poultry products, and (b) increases in the units of inventory at your new complex in Waco, Texas during fiscal year 2008, may provide more meaningful information regarding your operating cash flows if discussed in the context of total cash expenditures attributable to inventory purchases and total cash receipts attributable to the sale of goods and collections of accounts receivable. In this regard, please expand your disclosure to further analyze your reported operating cash flows, and changes thereto, in terms of cash receipts and cash payments. In addition, please provide your proposed revisions to your disclosure as part of your response.

3. Refer to the expanded MD&A disclosure that you proposed in response to our prior comment number 3. We note that your proposed disclosure only provides a comparative analysis of the cash used for investing activities and the cash provided by financing activities for fiscal year 2008 and fiscal year 2007. In this regard, your disclosure does not explain why both capital expenditures and long-term borrowings were relatively significant in fiscal year 2006. Please confirm that in future filings, your discussion of investing and financing cash flows will address all of the reporting periods that are presented in your statement of cash flows.

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You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief